Cira Centre
2929 Arch Street
Philadelphia, PA 19104-2808
+1 215 994 4000 Main
+1 215 994 2222 Fax
www.dechert.com

STEPHEN M. LEITZELL

stephen.leitzell@dechert.com
+1 215 994 2621 Direct
+1 215 655 2621 Fax

January 30, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

Washington, D.C. 20549-3628

Attn:   Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Re:                 MWI Veterinary Supply, Inc.
Schedule 14D-9 filed January 26, 2015
SEC File No. 5-81369

Dear Ms. Chalk:

On behalf of MWI Veterinary Supply, Inc. (the “Company”), we are today transmitting for filing Amendment No. 1 (the “Amendment”) to the Schedule 14D-9 (the “Schedule 14D-9”) originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 26, 2015.

The Amendment is being filed in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) by letter dated January 27, 2015 with respect to the Schedule 14D-9 (the “Comments”).  For the Staff’s convenience, the Staff’s Comments are set forth below and the Company’s response to each Comment is set forth immediately below each numbered Comment.

Schedule 14D-9 - Certain Company Forecasts, page 35

1.        Please expand to include the material assumptions underlying both sets of forecasts presented and to describe their limitations (i.e., what could cause those forecasts not to be achieved).

Response to Comment #1:

In response to the Staff’s comment, the Company has revised the disclosure on page one of the Amendment to include a discussion of the underlying material assumptions and limitations of the projected financial information.

Christina Chalk
January 30, 2015

2.        We note that the projections have not been prepared in accordance with U.S. GAAP.  As a result, describe what consideration has been given to as to whether the projections require additional disclosure pursuant to Rule 100(a) of Regulation G.  We may have additional comments after reviewing your response.

Response to Comment #2:

In response to the Staff’s comment, the Company has revised the disclosure on page two of the Amendment to include a reconciliation of the non-GAAP financial measures included in the Forecasts to the most directly comparable GAAP measures.

If you have any questions or if you require additional information, please do not hesitate to contact me at (215) 994-2621.

Sincerely,

/s/ Stephen M. Leitzell
Stephen M. Leitzell

CC:                          Jeremy C. Ouchley